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Exhibit 12.1

KinderCare Learning Centers, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

						Forty Weeks Ended
	Fiscal Year Ended
						March 7, 2003	March 5, 2004
	1999	2000	2001	2002	2003
Earnings:
Income before income taxes, discontinued operations and cumulative effect of change in accounting principle	$19,341	$29,880	$26,281	$28,386	$25,102	$18,222	$13,132
Add fixed charges:
Interest expense including amortization of deferred financing costs and excluding capitalized interest	41,839	45,365	48,815	44,072	41,032	31,791	36,772
Interest factor in rents	9,258	9,402	12,432	15,637	17,257	13,171	13,903

Total earnings, as defined	$70,438	$84,647	$87,528	$88,095	$83,391	$63,184	$63,807

Fixed charges:
Interest expense, including amortization of deferred financing costs and capitalized interest	$43,036	$46,035	$49,243	$44,983	$41,652	$32,278	$36,985
Interest factor in rents	9,258	9,402	12,432	15,637	17,257	13,171	13,903

Total fixed charges, as defined	$52,294	$55,437	$61,675	$60,620	$58,909	$45,449	$50,888

Ratio of earnings to fixed charges	1.35x	1.53x	1.42x	1.45x	1.42x	1.39x	1.25x

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KinderCare Learning Centers, Inc. Computation of Ratio of Earnings to Fixed Charges (in thousands)